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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
  REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number    1-10272
                                                               ----------------

                           Archstone Communities Trust
                           ---------------------------
             (Exact name of registrant as specified in its charter)

        7670 South Chester Street, Englewood, Colorado 80112 (303) 708-5959
        -------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         Common Shares of Beneficial Interest, par value $1.00 per share Cumulative Convertible Series A Preferred Shares of Beneficial Interest, par
                              value $1.00 per share
   Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, par
                             value $1.00 per share
   Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par
                             value $1.00 per share
                         Preferred Share Purchase Rights
                         -------------------------------
            (Title of each class of securities covered by this Form)

                                      N/A
                                      ---
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [X]
         Rule 12g-4(a)(1)(ii)       [_]
         Rule 12g-4(a)(2)(i)        [_]
         Rule 12g-4(a)(2)(ii)       [_]


Rule 12h-3(b)(1)(i)        [X]
Rule 12h-3(b)(1)(ii)       [_]
Rule 12h-3(b)(2)(i)        [_]
Rule 12h-3(b)(2)(ii)       [_]
Rule 15d-6                 [X]

     Approximate number of holders of record as of the certification or notice
date:     0
     ------

         Pursuant to the requirements of the Securities Exchange Act of 1934, Archstone Communities Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    October 29, 2001          By:      /s/ Caroline Brower
         -------------------                -------------------
                                            Caroline Brower
                                            Senior Vice President of
                                            Archstone Communities Trust